Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-217064

April 24, 2017

China Rapid Finance Limited

China Rapid Finance Limited, or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. International plc at Room 214, 2nd Floor, 180 Varick Street, New York, NY, 10014, by telephone at 1-917-606-8487 or by emailing prospectus@morganstanley.com; Credit Suisse Securities (USA) LLC at One Madison Avenue, New York, NY 10010, United States, attention: Prospectus Department, by telephone at 1-800-221-1037 or by emailing newyork.prospectus@credit-suisse.com; or Jefferies LLC at 520 Madison Ave., 2nd Floor, New York, NY 10022, by telephone at 1-877-547-6340 or by emailing prospectus_department@jefferies.com. You may also access the Company’s most recent prospectus dated April 24, 2017, which is included in Amendment No. 2 to the Company’s registration statement on Form F-1, as filed with the SEC on April 24, 2017, or Amendment No. 2 by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1346610/000119312517134488/d146303df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated April 14, 2017 (the “Preliminary Prospectus”). This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus. All references to page numbers are to page numbers in Amendment No. 2.

(1)	Add the following on page 5:

Recent Developments

Set forth below is certain unaudited consolidated interim financial information for the quarter ended March 31, 2017. We have prepared the unaudited consolidated interim financial information below on the same basis as our audited consolidated financial statements. The unaudited consolidated interim financial information reflects all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair statement of our results of operations for the periods presented.

Our unaudited consolidated financial data and certain operating data for the three months ended March 31, 2017 may not be indicative of our results for future periods. Our quarterly financial and operating data have fluctuated and may continue to fluctuate in the future. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Selected Quarterly Results of Operations” and “Risk Factors — Risks Related to Our Business and Industry — Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.” for information regarding trends and other factors that may affect our results of operations.

In the three months ended March 31, 2016 and March 31, 2017, we had gross billings on transaction and service fees of US$14.8 million and US$16.8 million, respectively, which represented a period-to-period increase of US$1.9 million, or 13.1%. In the three months ended March 31, 2016, consumption loans accounted for US$1.5 million, or 10.3%, of the total gross billings on transaction and service fees during that period, while in the three months ended March 31, 2017, consumption loans accounted for US$6.7 million, or 39.9%, of the total gross billings on transaction and service fees during that period. In the three months ended March 31, 2016, lifestyle loans accounted for US$13.3 million, or 89.7%, of the total gross billings on transaction and service fees during that period, while in the three months ended March 31, 2017, lifestyle loan accounted for US$10.1 million, or 60.1%, of the total gross billings on transaction and service fees during that period. Gross billings on transaction and service fees are defined as transaction and service fees billed to customers, inclusive of related value added tax, before deduction of customer acquisition incentives.

In the three months ended March 31, 2017, our aggregate customer acquisition incentives were US$6.2 million, which represented an increase of US$4.8 million, or 344.8%, from the aggregate customer acquisition incentives in the three months ended March 31, 2016, which increase was mainly due to an increase in payments of customer acquisition incentives to investors who made investments in first-time consumption loan borrowers. Our net revenue in each of the three month periods ended March 31, 2016 and March 31, 2017 was US$13.1 million and US$10.5 million, respectively, representing a period-to-period decrease of US$2.7 million, or 20.3%. Our net loss in each of the three month periods ended March 31, 2016 and March 31, 2017 was US$10.2 million and US$14.9 million, respectively, representing a period-to-period increase in net loss of US$4.6 million, which increase was primarily due to the increase in payments of customer acquisition incentives to investors who made investments in first-time consumption loan borrowers. We received US$18.9 million from investors in our Series C preferred shares in March and April 2017. Our liquidity as of March 31, 2017 was generally consistent with our liquidity as of December 31, 2016.

(2)	Amend the last bullet point of the third paragraph on page 10 as follows:

•	excludes 7,638,707 Class A ordinary shares reserved for future issuances under our 2016 Equity Incentive Plan as of the date of this prospectus and all unvested incentive shares.

(3)	Amend the first sentence of the second paragraph on page 162 as follows:

As of the date hereof, our authorized share capital is US$10,000 consisting of 100,000,000 shares, comprised of (i) 50,000,000 ordinary shares with par value of US$0.0001 each, of which 13,647,060 shares are issued and outstanding, 4,818,477 incentive shares are issued and outstanding, 1,849,437 options are issued and outstanding and up to 7,638,707 ordinary shares are available for issuance under the 2016 Equity Incentive Plan; and (ii) 50,000,000 convertible preferred shares with a par value of $0.0001 each, including 4,912,934 designated as Series A preferred shares issued and outstanding, 14,084,239 designated as Series B preferred shares issued and outstanding and 3,569,957 designated as Series C preferred shares issued and outstanding. All of our issued and outstanding convertible redeemable preferred shares other than those held by the Class B Holders will automatically convert into Class A ordinary shares immediately prior to the completion of this offering.

(4)	Amend the first sentence of the ninth paragraph on page 171 as follows:

Royal Bank of Canada Trust Company (Cayman) Limited will act as our registrar.